Filed pursuant to Rule 433
 Registration Statement Nos. 333-293726 and 333-293726-01

Free Writing Prospectus (to the
Preliminary Prospectus

Supplement dated May 27, 2026)

$400,000,000 of 5.300% Senior Notes due 2037

Final Term Sheet

May 27, 2026

Issuer:	Principal Financial Group, Inc. (the “Issuer”)
Guarantor:	Principal Financial Services, Inc. (the “Guarantor”)
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 (stable) / A- (stable) / A- (stable)
Trade Date:	May 27, 2026
Settlement Date:	June 1, 2026 (T+3)**
Issue:	5.300% Senior Notes due 2037 (the “Notes”) fully and unconditionally guaranteed by the Guarantor
Offering Size:	$400,000,000
Coupon:	5.300% per annum
Maturity Date:	January 15, 2037
US Benchmark Treasury:	UST 4.375% due May 15, 2036
US Benchmark Treasury Price:	99-04
US Benchmark Treasury Yield:	4.485%
Spread to US Benchmark Treasury:	+85 basis points
Re-offer Yield:	5.335%
Price to Public (Issue Price):	99.709%
Net Proceeds to Issuer (Before Expenses):	$396,236,000

Interest Payment Dates:	Semi-annually on January 15 and July 15 of each year, commencing on January 15, 2027 (long first coupon)
Optional Redemption:

The Issuer may redeem the Notes as set forth in the Preliminary Prospectus Supplement dated May 27, 2026 to the Prospectus dated February 25, 2026 (collectively, the “Prospectus”).

Prior to October 15, 2036 (three months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Prospectus) plus 15 basis points less (b) interest accrued to the redemption date, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP/ISIN:	74251V AW2 / US74251VAW28
Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Barclays Capital Inc. BNP Paribas Securities Corp. RBC Capital Markets, LLC
Co-Managers:	PNC Capital Markets LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc. CastleOak Securities, L.P. Drexel Hamilton, LLC Samuel A. Ramirez & Company, Inc.

*A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**The Issuer expects to deliver the Notes against payment for the Notes on or about the Settlement Date specified above, which will be the third business day (T+3) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one (1) business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the scheduled Settlement Date will be required, by virtue of the fact that the Notes will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes more than one business day prior to the scheduled Settlement Date should consult their own advisors.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer and the Guarantor and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Goldman Sachs & Co. LLC toll-free at (866) 471-2526 or J.P. Morgan Securities LLC collect at (212) 834-4533.

Any disclaimer or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of the communication being sent via Bloomberg or another email system.

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